October 24, 2012

VIA EXPRESS DELIVERY AND EDGAR

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011
FORM 10-Q FOR THE PERIODS ENDED JUNE 30, 2012
RESPONSE LETTERS DATED SEPTEMBER 28, 2012, OCTOBER 4, 2012 AND
OCTOBER 10, 2012
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated October 18, 2012, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) of the Company, filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 24, 2012, the Quarterly Report on Form 10-Q for the periods ended June 30, 2012 of the Company, filed with the SEC on August 1, 2012, and our response letters filed with the SEC on September 28, 2012, October 4, 2012 and October 10, 2012. Our responses herein are consistent with the points expressed on our call with the Staff on October 23, 2012.

The Company is filing, via EDGAR, this letter setting forth the Company's responses to the Commission's comments regarding the above filings. Enclosed as well are two hard copies of the Company's response letter. We have included your original questions in italics in addition to providing our responses.

October 24, 2012
Mr. Rufus Decker

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2011

Item 8 - Financial Statements and Supplementary Data, page 79

General

1.
We have reviewed your response to prior comment four from our letter dated August 28, 2012. We do not object to your proposal to include a separate footnote presentation of related party balances instead of identifying the related party transactions on the face of the financial statements. We note that your proposed disclosure states, "Accordingly, the balances below primarily consist of transactions with affiliated funds." Please confirm that the amounts you intend to present in the footnote are only going to be related party transaction amounts. In addition, please include your proposed disclosure in the December 31, 2011 Form 10-K/A and June 30, 2012 Form 10-Q/A.

Response to Comment 1

We confirm that the amounts we intend to present in the proposed footnote are only going to be related party transaction amounts. We will include our proposed disclosure in our amended 2011 Form 10-K and amended second quarter 2012 Form 10-Q, as well as in future filings.

Note 21 - Guarantor Condensed Consolidated Financial Statements, page 136

2.
We have reviewed your responses to prior comments nine to twelve from our letter dated August 28, 2012. We note that you are applying two presentation reclassifications, including (1) reclassification to the condensed consolidating balance sheet information due to the grossing up of intercompany balances between the Guarantors, non-Guarantors, Issuer, and Parent entities, and (2) reclassification to the condensed consolidating cash flow information due to the presentation of an intercompany dividend as an operating cash flow rather than a financing cash flow. As noted in your September 28, 2012 response letter, total assets as of December 31, 2011 of the Guarantors, Non-Guarantors and Issuer are materially misstated by 19%, 12% and 11%, respectively, while total liabilities as of December 31, 2011 of the Guarantors, Non-Guarantors and Issuer are materially misstated by 50%, 26% and 71%, respectively. In addition, based on your response to comment nine in your September 28, 2012 letter, we now understand that the transactions which comprise your long-term intercompany receivables and payables are interest-bearing and non-interest bearing lending and cash management transactions. Pursuant to ASC 830-230-55-2, intercompany loans and advances should be classified as a financing cash flow. Based on the changes evident in the December

October 24, 2012
Mr. Rufus Decker

31, 2011 and June 30, 2012 long-term intercompany receivable and payable accounts presented in Note 12 of the June 30, 2012 Form 10-Q, and the December 31, 2010 accounts reflected in your October 4, 2012 response letter, the Guarantor, Non-Guarantor, Issuer, and Parent operating cash flows are significantly misstated because the long-term intercompany loans and advances have been classified as operating activities instead of as financing activities. For example, considering the change in the long-term Guarantor intercompany receivable of $461.0 million and the change in the long-term Guarantor intercompany payable of $108.1 million, it appears that the Guarantor operating cash flows for the year ended December 31, 2011 are materially misstated by 305%. Likewise, non-Guarantor operating cash flows, Issuer operating cash flows and Parent operating cash flows for the year ended December 31, 2011 appear to be materially misstated by 19%, 149% and 51%, respectively. We have reviewed your analysis and note your conclusion that the presentation reclassifications, individually and in the aggregate, are not deemed to be material to your consolidated financial statements. We believe that these errors are quantitatively material and thus we are unable to agree with your materiality conclusion. As such, please amend your December 31, 2011 Form 10-K and June 30, 2012 Form 10-Q to correct these errors. Please correspondingly revise any related disclosures throughout the filings. In doing so, please address the following:

•	Please include the financial statement disclosures required by ASC 250-10-50-7;

•	Label the affected financial statements as "Restated." Similar labels should also be included in any future interim or annual filings where restated periods are presented;

•	Consult with your auditors to determine whether their audit opinion should include an explanatory paragraph making reference to the restatement;

•
Consider the need to file an Item 4.02 Form 8-K as a result of the restatement. If you determine that an Item 4.02 Form 8-K is not necessary, please provide us with a comprehensive analysis explaining the reasons why;

•
Consider what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting and if your prior conclusions and disclosures should be revised as a result of these considerations;

•	Ensure that you include management certifications that are currently dated and refer to the Form 10-K/A or Form 10-Q/A as applicable; and

•
Please also comply with the other previously issued comments that directly impact the financial statements in the Forms 10-K/A and 10-Q/A, as applicable. In addition, ensure that you reclassify the $828.3 million of undocumented Balance Sheet accounts as noted in prior comment nine as current liabilities since the obligations are essentially payable on demand.

Response to Comment 2

In our amended 2011 Form 10-K, amended second quarter 2012 Form 10-Q, and in future filings, we will reflect the changes you note above within the guarantor footnote. Our response to this comment will address our acknowledgment of the bulleted items you have raised regarding the items to be included in our amended 2011 Form 10-K and amended second quarter 2012 Form 10-Q, and then set forth our analysis and conclusions regarding your suggestion that we consider the impact the errors had on our previous conclusions regarding the effectiveness of our internal control over financial reporting and our disclosure controls and procedures, and our consideration of the need to file an Item 4.02 Form 8-K.

October 24, 2012
Mr. Rufus Decker

•	We will include disclosures consistent with the provisions of ASC 250-10-50-7.

•
For the reasons indicated in this response, we do not view the corrections as material to the financial statements taken as a whole. We will clearly label the affected financial statements as "Revised" and will use similar labels in any future interim or annual filing where revised prior periods are presented.

•
We have consulted with our auditors, who have determined that including an explanatory paragraph referring to the change as a restatement or material correction of an error in their report on the consolidated financial statements is not necessary. However, the auditors have advised us that they will dual date their opinion for the changes to the guarantor footnote as well as the effect of adopting Accounting Standards Update (ASU) 2011-05, "Presentation of Comprehensive Income," as amended by ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05."

•	We will include management certifications in our amended filings that are currently dated and which will refer to the amended documents, as applicable.

•	In our amended filings, we will also comply with the other previously issued comments that directly impact the financial statements.

•	We will reclassify undocumented intercompany balance sheet amounts out of non-current liabilities and into current liabilities.

For the reasons we set out in our response to comment 12 in our letter dated September 28, 2012, we believe that the errors within the guarantor footnote do not constitute material misstatements of our financial statements taken as a whole. We have re-challenged our prior conclusions and have applied due consideration and judgment with respect to the evaluation of our internal control over financial reporting and disclosure controls and procedures, and we have also given consideration to Item 4.02 of Form 8-K in light of the errors within the footnote.

With respect to our consideration of our conclusion regarding internal control over financial reporting, we acknowledge the errors in our guarantor footnote and will therefore revise our 2011 Form 10-K and second quarter Form 10-Q. We note, however, that the errors in the footnote did not impact, in any way, Invesco Ltd.'s primary financial statements, including the consolidated balance sheets, statements of income, and statements of cash flows, nor did it alter the total mix of information available to investors.

The primary purpose of the guarantor footnote is to provide financial information to the holders of our long-term debt. The errors do not impact the Company's liquidity or debt covenants, and they do not result in a default under any of the terms of the Company's debt instruments. These errors also did not impact any of the key measures upon which a reasonable investor would rely in making a credit or, for that matter, an equity investment decision with respect to the Company. Some of the key measures that an investor would rely upon include net income attributable to common shareholders, earnings per share, our consolidated financial position, liquidity, and changes in levels and composition of our assets under management.

October 24, 2012
Mr. Rufus Decker

The errors do not represent a material misstatement of our financial statements taken as a whole, and are not indicative of a material weakness in our internal control over financial reporting. Therefore, we believe that our prior conclusion that our internal control over financial reporting was effective remains correct. Additionally, we have consulted with our auditors, who have determined that revisions to their report on internal control over financial reporting are not necessary.

With respect to our disclosure controls and procedures, the existence of a financial footnote error does not preclude a conclusion that our disclosure controls and procedures were effective. The errors in the guarantor footnote concern presentation and categorization or netting of the intercompany balances, rather than disclosure of incorrect financial data or a failure to report the financial data. In other words, the presentation in the footnote followed our consistent historical pattern and was intentional, even if technically incorrect. As such, it did not represent a failure of any control, whether general or specific. For these reasons, and those which were outlined above regarding the lack of impact to the key measures within the financial statements taken as a whole, we believe that our prior conclusion that our disclosure controls and procedures were effective remains correct.

With respect to our consideration of an Item 4.02 Form 8-K, we understand that this filing is required if we or our auditors reach a conclusion that our previously issued financial statements should no longer be relied upon. We have noted certain SEC Staff interpretations that limit the focus of Item 4.02 to the primary financial statements. As outlined above, our financial statements taken as a whole were not materially impacted by the errors in the guarantor footnote and we and our auditors agree that they may still be relied upon. Therefore, we believe that an Item 4.02 Form 8-K is not required.

Form 10-Q for the Quarter Ended June 30, 2012

Condensed Consolidated Statements of Cash Flows, page 6

3.
We have reviewed your response to prior comment thirteen from our letter dated August 28, 2012. We note that the presentation change made by your consolidated private equity funds-of-funds resulted in a $44.9 million negative balance reported as "returns of capital in investments of consolidated investment products." It is still not clear to us how a return of capital can be a cash outflow instead of a cash inflow. Please advise, or revise the title to more accurately reflect the nature of the amount presented for this period. In addition, your response indicates that you will combine the "returns of capital in investments of consolidated investment products" and the "proceeds from sale of investments by consolidated investment products" line items within the investing section of your cash flow statements in future filings. Please tell us why you believe the combined presentation is preferred over the separate presentation of the two line items. Refer to ASC 230-10-45-7 through 45-9.

Response to Comment 3

The $44.9 million negative balance reported as "returns of capital in investments of consolidated investment products" was not a cash outflow; rather, it related to the effect of a presentation change made by our consolidated private equity fund-of-funds to combine the "returns of capital in investments of consolidated investment products" and "proceeds from sale of investments by consolidated investment products" line items. There is an equal and opposite $44.9 million positive balance included within the "proceeds from

October 24, 2012
Mr. Rufus Decker

sale of investments by consolidated investment products" line item. As such, the presentation change had no impact on the Company's total cash flows from investing activities.

Our consolidated private equity fund-of-funds elected to make this presentation change as the "returns of capital in investments of consolidated investment products" line item is an insignificant line item on their statement of cash flows, and separate presentation of this line item is not required. Consistent with our election to retain the specialized accounting and presentation of our consolidated investment products, we will adopt this presentation change in our consolidated statements of cash flows and will reflect all periods on the same basis in our amended 2011 Form 10-K, amended second quarter 2012 Form 10-Q, and in future filings.

We do not believe the provisions of ASC 230-10-45-7 through 45-9 relating to gross and net cash flow reporting are applicable to these cash flows, as both "returns of capital in investments of consolidated investment products" and "proceeds from sale of investments by consolidated investment products" are cash receipts.

* * * *

As discussed with the Staff on October 23, 2012, our proposed timing for submitting our amended 2011 Form 10-K and amended second quarter 2012 Form 10-Q is Monday, October 29, 2012, in advance of the anticipated filing on Thursday, November 1, 2012, of our third quarter 2012 Form 10-Q. Our timing is accelerated in light of a planned shelf registration statement filing, which is also anticipated on Thursday, November 1. Accordingly, we would greatly appreciate receiving additional comments, if any, to our response as soon as possible. If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc:	Ernst & Young LLP